Exhibit 4.8

SciSparc Ltd.

Office-Holders’ Compensation Policy

March 2021

Introduction1

The purpose of this document is to describe, detail and outline the Company’s Policy concerning compensation of the Office-Holders2 of SciSparc Ltd. (hereinafter: the “Company”), the components of such compensation and the manner in which they are determined, inter alia, in accordance with the provisions of Chapter Four A of Part Six of the Companies Law, 5759-1999 (hereinafter: the “Compensation Policy”).

The Compensation Policy is the tool available to the Company’s Board of Directors and management to promote and advance the Company’s long-term aims, work plans and policies and in the framework of which it may compensate, if needed, the Company’s Office-Holders and enhance their sense of belonging to the Company and its activities and to ensure that the interests of the Company’s Office-Holders would be similar, as much as possible, and consistent with the interests of the Company’s shareholders, subject to any law, taking into consideration, among others things, the Company’s risk management policy, in view of the Company’s size, the nature of its activities and its financial condition and in so far as office and employment conditions — that include variable components — are concerned, the Office-Holder’s contribution to meeting the long-term business aims of the Company and maximizing its profits, all in a long run vision and in accordance with the Office-Holder’s position.

Effect of the Compensation Policy

This Compensation Policy will take effect from the date of its approval by the general meeting for three years, in accordance with the provisions of the Companies Law, 5759-1999 (and the Regulations thereof), as amended from time to time (hereinafter: the “Companies Law”).

The Company’s compensation committee, which was formed and is operating in accordance with the provisions of the Companies Law and the Regulations promulgated thereunder (hereinafter: the “Compensation Committee”), will examine the Compensation Policy and ensure that it is updated at least once every 3 years and as shall be required from time to time and make recommendations to the Board of Directors concerning any modifications thereto or the extending of the effect of the Policy (depending on changing circumstances) and also examine the manner in which it is being implemented and to the extent required, will act to amend the Policy.

As of the date of approval of the Compensation Policy, most of the compensation mechanisms available for Office-Holders of the Company, which the Company is obligated to implement under employment contracts and/or management agreements entered prior to the approval date of this Compensation Policy, are not deviating from the Compensation Policy set forth in this document. The Company has in place, however, a small number of Office-Holders’ compensation mechanisms which obligate the Company under existing employment contracts and/or management agreements entered prior to the date of approval of this Compensation Policy that deviate from the Compensation Policy provided herein.

The Company will aspire, in the framework of entering into new, and/or renewal of existing employment contracts and/or management agreements, to integrate and implement the principles of the Compensation Policy, subject to its power to exceeds this Compensation Policy, to the extent required and subject to the provisions of the law.

The Organs Competent to Approve Compensation Conditions in the Company

Approval of office and employment conditions, amendments and/or modifications of compensation plans of the Company’s Office-Holders will be discussed and approved by the competent organs of the Company in accordance with the provisions of any law. The Compensation Policy is not intended to circumvent the approval mechanisms provided in the Companies Law concerning the granting of Office-Holders’ compensation conditions that deviate from the Compensation Policy and/or engagements with holders of control/interested parties (if relevant) and nothing stated in this Policy shall stipulate against the provisions of the law.

[1]	Subject to the provisions of this Compensation Policy and unless the written text requires another interpretation, terms defined in the Companies Law shall have the same meanings ascribed to them therein; words in the singular shall include the plural and vice versa; words in the masculine shall include the feminine and vice versa and words referring to persons shall also include corporations.
[2]	As such term is defined in the Companies Law. E.g. Chief Executive Officer, C-Level officers and any manager who is a CEO subordinate, a member of the Board of Directors (“Director”), and any person who acts to fill these positions even if his title is different (“Office-Holder”).

The compensation components to which Office-Holders are entitled will be only those specifically approved in their matter, respectively, by the competent corporate organs and subject to the provisions of any law, and the adoption and/or approval of this Compensation Policy by such corporate organs will not be deemed as determining or conferring any of the compensation components provided herein (including any part or portion thereof) and/or as conferring any rights whatsoever to the Company’s Office-Holders. Moreover, the provisions of this Compensation Policy form the framework and in case the competent organs of the Company determine, with respect to a specific Office-Holder, that such Office-Holder is entitled to compensation components that are inferior to those indicated herein, such shall not be deemed as deviation from the Compensation Policy.

The Board of Directors will examine each year the reasonableness of such existing agreements with each of the Company’s Office-Holders, to the extent the conditions of such agreements deviate from the principles of the Compensation Policy.

The Principles Guiding the Determining of the Compensation Policy

1.	The Compensation Policy attempts, to the extent possible, to reflect the creation of appropriate and balanced incentives for the Office-Holders of the Company, taking into account, among other things, the Company’s risk management policy. The Compensation Policy defines such compensation structure aimed to provide incentives to Office-Holders to seek the attainment of goals that would advance the Company’s aims and work plan both in the immediate term and in the long-term, including the appropriate ratio between the variable and the fixed components of the compensation package, including, inter alia, in order not to encourage any relevant Office-Holder to take risks which are not consistent with the Company’s Policy in this matter, with the emphasis on balancing the need to retain and preserve the Company’s senior Office-Holders.

2.	Recruitment and retention of excellent quality executives that form the solid infrastructure of the Company’s management, this, among other reasons, due to the Company’s small work force and the senior status and duties of the Office-Holders, and for the continued development and success of the Company for the longer term.

3.	In establishing the variable components of the Office-Holders’ office and employment conditions, this Compensation Policy will take into consideration each Office-Holder’s contribution to the attainment of the Company’s long-term aims and maximizing its profits, in the long run and in accordance with the Office-Holder’s position

4.	The Compensation Policy reflects a consideration of the Company’s size and the nature and complexity of its operations, including the fields of activity and the territories in which the Company operates. We also addressed the fact that the Company has not begun yet to finance its operations from its own resources (such as sales revenues) and that its operations are being financed through the raising of capital from private investors and/or the public.

5.	The Policy will apply to all the Company’s “Office-Holders”, as such term is defined in the Companies Law.

6.	Development and retention of quality workforce in the Company in general and Office-Holders in particular, as means for promoting the Company’s aims, its work plans, as approved by the Board of Directors and its Policy.

7.	Creating a link between the aims of the Company and its management and the compensation paid to the Company’s Office-Holders — paying attention to the interests of the Company’s shareholders that the Company maximize its profits — and the Company’s interest in recruiting and retaining excellent quality Office-Holders, with rich experience and familiarity with the market in which the Company operates.

8.	Determining salary caps and bonuses and establishing the ratio between the variable components and the total compensation package, to allow reasonable managerial flexibility considering the changing business environment conditions.

Upon the determining of the specific compensation conditions of each of the Company’s Office-Holders, the Compensation Committee and the Board of Directors may establish further relevant criteria above and beyond the mandatory guiding considerations provided in the Companies Law and to address further data beyond the data set forth below, taking into account the Company’s best interests, the state of its activities (including the business and/or financial conditions) and its business plans.

Compensation Policy

General

Generally, the Company’s Office-Holders’ plans and compensation conditions should match their respective positions and responsibilities and the achievable measurable targets which are defined for their respective positions and the discharge of their job responsibilities, for the purpose of advancing the Company’s long-term aims, work plans and policies.

Considerations which must be taken into account when determining the principles of the Compensation Policy (including issues provided in Section 267B(a) of the Companies Law):

a.	Promoting the Company’s aims, work plans and policy with a long-term vision;

b.	Creating appropriate incentives for the Company’s Office-Holders, taking into consideration, inter alia, the Company risk management policy;

c.	The Company’s size and nature of activities;

d.	With reference to office and employment conditions that include variable components — the Office-Holder’s contribution to the attainment of the Company’s long-term aims and maximizing its profits and in accordance with the Office-Holder’s position;

e.	The Company’s financial condition;

f.	Recruitment and retention of excellent quality executives that form the solid infrastructure of the Company’s management, continued development and success for a long term.

Issues that must be addressed when determining the Office-Holders’ office and employment conditions (including issues which the Compensation Policy must address under Section 267B(b) of the Companies Law):

a.	Education, qualifications, expertise, professional experience and achievements of the (serving or prospective) Office-Holder;

b.	The Office-Holder’s position, job responsibilities and previous wage agreements entered with him/her during previous employment periods and agreements with the Office-Holder (other than with a new Office-Holder);

c.	The Company’s size and nature of activities;

d.	The recommendation of the Office-Holder’s direct supervisor (in case of a serving Office-Holder or employee or service provider);

e.	When determining office and employment conditions that include variable components — the Office-Holder’s contribution to the attainment of the Company’s aims and maximizing its profits, all with a long-term perspective and in accordance with the Office-Holder’s position;

f.	The ratio between the cost of the Office-Holder’s office and employment conditions and the wages cost (as such term is defined in the First Schedule A of the Companies Law) of the other employees of the Company and contract workers working for the Company (if applicable) (as such term is defined in the First Schedule A of the Companies Law). Upon the approval of compensation for an Office-Holder, details must be presented regarding: (1) Compensation of Office-Holders working in a similar level with the Company (if applicable); Salary of the former Office-Holder who served in the same position (if applicable); (3) Average and median wages of the Company’s employees and contract workers working for the Company; and the ratio between each of the above and the Office-Holder’s proposed compensation awaiting approval - in this context, the effect of the gaps between the office and employment conditions of the Office-Holders and the other employees in the Company on the labor relations in the Company will be examined.[3]

g.	The Company’s financial condition.

[3]	See in this matter, section 11 of the Compensation Policy.

h.	Benchmark: The Company will make a comparison with the earning level of Office-Holders in similar positions in similar companies included in the comparable group. “Similar companies” — for this purpose mean, companies that are similar to the Company in terms of their characteristics and stage of business activities, location of headquarters and/or management of business activities, industry, number of employees, market value, total balance sheet assets and/or income (at least the majority of such parameters), all depending on the nature, size and type of activities of the Company. In addition, a maximum range will be defined for each of these parameters with reference to the Company itself, so that the comparable group will not include companies with parameters that deviate from the above stated range. The Company will make an effort to include no less than 10 similar companies in the comparable group (but in no event less than 5 similar companies). Moreover, so long as the Company’s shares are listed on a stock exchange located outside of Israel, in addition to the Israeli stock exchange, then such similar companies may include, to the extent possible, Israeli companies listed on the same foreign stock exchange (both dual or non-dual companies). The benchmark will be prepared in the period preceding the approval/renewal of the Compensation Policy, except if the Compensation Committee determines that such benchmark is not necessary/required in the circumstances of the matter or even if such benchmark was required earlier, for example, inter alia, due to the existence of an earlier relevant benchmark, absence of material changes in the earning levels of similar companies during the plan period, change of the Company’s nature and/or scope of business and any similar circumstances as the Compensation Committee deems appropriate.

The Company’s Compensation Policy guidelines as approved by the Compensation Committee and the Board of Directors, with reference to the compensation plans’ components are as follows:

1.	Fixed Salary Components

Fixed Salary — Intended to compensate the Office-Holder for the time invested by him/her in the ongoing discharge of his/her duties with the Company. The fixed salary reflects both the Office-Holder’s qualifications and professional experience and the definition of his/her job responsibilities and position level with the Company, including the authority and resulting liability and risk.

Fixed Salary Caps

Executive Chairman — The monthly wages cost cap of the Executive Chairman will be NIS 90,000 (this amount includes the total monthly gross consideration for a full-time position, including all the fringe and social benefits, excluding reimbursement of expenses (if relevant)). For the purposes of this Compensation Policy, only a position in the scope of at least 50% would entail the application of the definition of an “Executive Chairman”.

CEO — The monthly wages cost cap of the Company’s CEO will be NIS 80,000 (this amount includes the total monthly gross consideration for a full-time position, including all the fringe and social benefits, excluding reimbursement of expenses (if and to the extent relevant).

C-Level Executive — The Company’s other C-Level Executives (e.g., Chief Financial Officer, Chief Technology Officer, etc.) monthly wages cost cap will be NIS 55,000 (this amount includes the total monthly gross consideration for a full-time position, including all the fringe and social benefits, excluding reimbursement of expenses (if relevant)).

With the approval of the Company’s Compensation Committee, the Company may grant an Office-Holder thereof (who is not a Director) an additional raise beyond the above fixed wages cap, at a rate not exceeding 10% of the fixed salary of the relevant Office-Holder. Such raise will be examined, in the aggregate, over a period of 3 years (meaning namely, during the framework of the period of this Compensation Policy).

With reference to an Office-Holder having a permanent domicile/residence (regardless of the citizenship) outside of Israel, such caps would increase by 25%.

The Company reserves its right to apply a linkage mechanism to the Office-Holders’ salaries. Increments for such linkage would be included in the above-mentioned caps. The linkage will be to the consumer price index in Israel (or a similar index customary in the country in which the employee is located, if not Israel).

Fringe Benefits

The office and employment conditions of the Office-Holders include fringe benefits and social contributions in accordance with the law and the Company’s practices. In this matter, “fringe benefits”, include, inter alia, sick leave, vacation days, convalescence days, contributions to pension and severance pay and advanced education funds, etc. and further customary benefits. In addition, the Company may make available to the Office-Holder, for the purpose of fulfilling his/her duties, a car, a cellular phone, laptop etc., as will be determined by the Company’s management. The Company may determine that it will bear all the expenses involved in such fringe benefits, including grossing up of any entailed taxes. The Company may determine in its contractual engagement with the Office-Holder that it would bear part, or all, of the expenses incurred by the Office-Holder for the discharge of his/her duties, including, telephone, internet, accommodation (in Israel and abroad), lodging, board and lodging, entertainment, travel expenses, newspapers, professional literature, membership fees in professional organizations, etc. as well as any other benefits of monetary value for the Office-Holder. Upon the determining of the entitlement to reimbursement of expenses (if applicable), a cap will be fixed for the maximum amount of such reimbursement of expenses which the Office-Holder would be entitled to receive (including in accordance with the Company’s internal procedures concerning expenses, as applicable from time to time). Expenses incurred by the Office-Holder for the discharge of his/her duties will only be reimbursed if such Office-Holder was entitled thereto in accordance with the specific contractual engagement with him/her and subject to the terms and conditions of such contractual engagement, including with reference to a prior approval of such expenses and only against the presentations of receipts.

It is hereby clarified that the Office-Holder’s entitlement to any of the fringe benefits set forth above will be determined by the Company’s Compensation Committee and the Board of Directors at their sole discretion upon the approval of the specific agreement (and in certain cases also subject to the approval of the Company’s general meeting of shareholders), all subject to the provisions of any law. Moreover, the scope and rate of the fringe benefits will be determined by the Compensation Committee and the Board of Directors at their sole discretion, provided such are not lower than the scope and rate prescribed by law.

With regard to Office-Holders who provide services to the Company under a services agreement entered through a company under their control - the payment will be made by means of a tax invoice and include the fixed salary and all the fringe benefits and conditions, including accommodation (excluding reimbursement of expenses).

With the approval of the Company’s Compensation Committee, the Company may grant the Company’s Office-Holders (who is not a Director) further benefits and additional fringe benefits as set forth above, at a rate not exceeding 10% of the monthly cost of the relevant Office-Holder’s fixed component (annualized).

Changes of the fringe benefits will be examined as part of the total fixed component, with reference to the ratios defined by the Company between the variable components and the fixed components of the compensation package.

The Compensation Committee and the Board of Directors will examine the fringe benefits as part of a periodic examination of the total scope of expenses and will be updated, if necessary.

2.	Variable Compensation — Target Based Bonus

The variable component (target based bonus) will reflect the Office-Holder’s contribution to the attainment of the Company’s aims and maximizing its profits in the long run, based on measurable criteria. The variable component determined will be consistent with the Office-Holder’s personal performance in view of the defined targets (if and to the extent any such targets were defined for the Office-Holder) in the discharge of his/her duties and job responsibilities.

Under the Company’s Compensation Policy, a significant weight is attributed to meeting targets, which derive from the Company’s annual and multi-annual work plans and/or its strategic plan and for this purpose, the Company’s Board of Directors will determine each year an annual targets plan that will be approved by the Board of Directors at the beginning of each calendar year (no later than the end of the first quarter of each year) (“Targets Plan”).

The Company’s targets express its overall success in meeting its plans, the Office-Holders’ contribution to the success of the Company and the Company’s willingness to provide incentives for meeting such targets.

The Company’s targets will include measurable targets, that reflect the Company’s short and long-term aims and strategy, in order to create an identity of interests between the Company, the shareholders and the Office-Holders in promoting such aims and strategy.

The Company’s Board of Directors, with the recommendation of the Compensation Committee, is authorized to reduce the bonus by up to 20% of the bonus, after considering the reasonableness of the bonus derived from meeting the targets, against the Office-Holder’s contribution to the attainment thereof and the state of the Company’s business and finances. The Board of Directors will also be authorized to cancel altogether the Office-Holder’s bonus payment in exceptional cases, such as: breach of fiduciary duties, breach of the contractual engagement, improper governance and other acts of the Office-Holder that caused the Company substantial damage in the circumstances.

Applicability:

The Company’s Executive Chairman, CEO and any Office-Holder subordinate to the CEO may be entitled to a target based variable compensation, all subject to and in accordance with the conditions to which each of them is individually entitled under their respective contractual engagements, as approved by the competent corporate organs, subject to the provisions of any law. For clarity, Directors that do not serve in operational positions in the Company will not be entitled to a target based variable compensation

It is clarified, in this matter, that in case an Office-Holder serves in several positions with the Company, the Company may deem the total compensation amount to which such Office-Holder is entitled - in terms of the compensation approval process - as the one requiring the most stringent approval process (save where such more stringent position does not include the granting of any office and/or employment conditions bonuses and/or benefits which are provided under the Office-Holder’s other position/s).

Calculation Model of the Variable Compensation:

Threshold conditions for granting the Variable Compensation (accumulative conditions):

Personal threshold: Meeting a total weighted threshold of at least 70% of the measurable personal targets.

Company threshold: Meeting a total weighted threshold of all of the plan’s targets above 50% (namely, at least half of the Company’s targets for that year were achieved, in the aggregate),

The Company’s Financial Condition: Sufficient cash balance for the Company’s operations, in accordance with its annual budget approved by the Board of Directors, for at least 15 months, following payment of the bonuses; And that payment of such bonuses would not constitute a cause for an immediate repayment of any of the debenture series issued and/or which may be issued by the Company (as applicable) and/or that such bonus payment would not result in a “going concern” notice, if no such notice was included in its financial statements (but for the payment of such bonus).

Failure to meet the above threshold conditions means, that the Office-Holders will not become entitled to a bonus in the relevant calendar year and that under such circumstances, the Board of Directors may cancel or defer payment of the bonus for the next calendar year. It is clarified that any bonus which was not paid during a specific calendar year due to the failure to meet such accumulative threshold conditions (and was not deferred to the next calendar year as aforesaid) will be considered as null and void and shall not confer upon the officeholder any right to receive such bonus.

The Compensation Committee and the Board of Directors may, each year, upon approval of the annual Targets Plan (if approved), determine additional quantitative or other threshold conditions, taking into consideration the Company’s aims, strategy and condition (including its business activities and financial condition) — and in case such additional threshold conditions are met — no annual bonus would be granted to all and/or any of the Company’s Office-Holders.

The variable component rate for each Office-Holder will be determined by use of a model that may include two elements:

1.	Meeting measurable targets.

2.	Discretionary element.

Targets Plan and determining the measurable targets

As described above, measurable targets for the Office-Holders will be defined each year by the Board of Directors of the Company, in accordance with the annual Targets Plan. Any targets which are not determined during the first quarter as part of the Targets Plan, will be deemed as targets which do not fall within the scope of the Compensation Policy, and will require a separate approval process, as such, in accordance with the law.

Generally, the targets for the Chairman of Board of Directors will be brought for approval of the general meeting, according to the provisions of the law. The determining of targets for the Executive Chairman of the Board of Directors as part of the Targets Plan shall not, however, require the approval of the general meeting (but rather the Compensation Committee and the Board of Directors, only), if any one of the following events occurs:

If the Compensation Committee and the Board of Directors determine such targets, after fulfillment of all the following:

1.	The decision complies with the Compensation Policy;

2.	The bonus concerned is based on measurable targets only;

3.	The scope of the potential bonus is insignificant (up to 3 salaries);

4.	The targets were pre-determined by the Compensation Committee and the Board of Directors.

If the Compensation Committee and the Board of Directors determine such targets, after fulfillment of all the following:

1.	The decision complies with the Compensation Policy;

2.	The Office-Holder concerned also holds, in addition to the position of a Director, an operational position with the Company;

3.	The resolution concerning the approval of the targets by the Compensation Committee and the Board of Directors was adopted without the participation of those Directors who receive from the Company a target based bonus (whether in their capacity as Directors or in their capacity as other Office-Holders in the Company).

In addition, in the event that an Office-Holder is also a holder of control in the Company, if the Compensation Committee and the Board of Directors determine such targets, after fulfillment of the following:

1.	The determined target is based on data derived from the financial statements and applies equally and identically (including all of its components) to both the holder of control and/or his/her relative and to at least 50% of the other Office-Holders of the Company which are unrelated to the holder of control.

At least 3 of the following targets will be included in the above measurable targets: Successful clinical trials of the Company’s various technologies, capital raising, purchase of technologies, meeting the Company’s budget, meeting the research and development plans’ budget, entering into strategic and commercial cooperation agreements, commercialization of technology, meeting milestones, obtaining regulatory approvals, conclusion of the development stages of the research and development plans, meeting schedules of the research and development project, cash flow targets.

The weighting range for each target will be determined from at least above 0% and up to about 33.33% at most. The specific weights will be determined on the basis of the recommendations of the Compensation Committee and with the approval of the Board of Directors.

The Compensation Committee and the Board of Directors, as the case may be, may, upon the determining of such targets and weights, consider, among other things, the congruency between past performance (if relevant) and the compensation paid to the Office-Holder, the type and composition of the targets (operational, marketing, research and development, clinical, financial and others) and their congruency with the Company’s plans and the Office-Holder’s ability to influence them and transition into performance based equity incentive plans, or a combination of performance based equity compensation and the Company’s existing equity incentive plans.

In addition, the annual bonus plan may also include further provisions concerning a mechanism for spreading or conditioning part of the annual bonus payments on the attainment of long-term measurable target/s for two or three calendar years, as well as rules for computing the entitlement to such multi-annual bonus, at the expiry of the multi-annual measurement period. The rules and conditions for the above multi-annual bonus, if any, will be determined and presented for approval of the competent corporate organs, in accordance with the provisions of the law. For the sake of clarity, if a target is determined for an Office-Holder in accordance with the Targets Plan and the provisions of the Compensation Policy and such target is (fully or partially) achieved in a manner entitling the Office-Holder the right to receive the bonus with respect to such target, then the Company will not be required to request an approval for payment of such bonus.

Annually, the Company will set forth the principles of the targets determined under the Targets Plan and the ranges set for each of such targets - with reference to Office-Holders under Regulation 21 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 - in accordance with Regulation 21 of such Reporting Regulations (if such apply to the Company) and/or as part of the annual/periodic reporting published by the Company for the Israeli and/or foreign stock exchange and/or in the framework of the convening of the Company’s annual general meeting, but shall not be obligated to provide such disclosure if less than 3 salaries based on such target were made (unless such involve the holder of control), or if such disclosure would (or may) effectively prejudice the Company’s activities.

Bonus Caps

The Office-Holders’ maximum bonus amounts are as follows:4

Executive Chairman of the Board of Directors — Four (4) monthly salaries.

CEO — Four (4) monthly salaries.

Office-Holders subordinate to the CEO — Three (3) monthly salaries.

Bonus Calculation Mechanism

As stated above, the Targets Plan will be determined at least annually by the Board of Directors and the bonus will be calculated, as set forth above, based on the achievement of such targets.

The maximum compensation for meeting each of such targets will be made on the basis of a pro-rata allocation of the Office-Holders’ bonus cap in accordance with the respective weight of each target, as defined in the annual formula.5

Meeting such target at the rate of 90% and above will entitle the Office-Holder to 100% of the compensation for such target.

As stated above, meeting a certain target at a rate lower than 70% shall not entitle the Office-Holder to any bonus for meeting that target; meeting a certain target at the rate of between 70% – 90%: A linear calculation of the compensation will be made in proportion to the actual meeting of the target.

Discretionary Bonuses

As a rule, the Company will try to grant targets based bonuses only. The Company may, however, determine that an immaterial portion of the variable components of the compensation (or all of such variable components, if the total amount thereof does not exceed three monthly salaries per year) will be granted in accordance with unmeasurable criteria (namely, based on discretion only) in view of the Office-Holder’s contribution to the Company that may not be measured by use of identifiable quantitative criteria. Such discretionary component will constitute a portion of the Office-Holder’s total bonus that might be deemed immaterial. The discretionary bonus will not exceed 20% of the total bonus paid to the Office-Holders (80% based on measurable targets; 20% for the discretionary element), all subject to the bonus cap defined above.

The discretionary element will be determined in accordance with the Board of Directors’ evaluation and at the recommendation of the Office-Holder’s direct supervisor. Please note that subject to the provisions of the law, the Board of Directors may, on recommendation of the Compensation Committee, increase the discretionary element of the annual bonus awarded to any of the Office-Holders and even determine that such element would be the sole element required for calculating the variable component of the relevant Office-Holder’s compensation.

In addition, the Compensation Committee and the Board of Directors may, in specific cases, approve at their discretion, subject to the maximum of three salaries (or monthly management fees, as the case may be) for specific individual achievements during the year or promotion of material/strategic issues and/or delegate their power to do so, subject to the provisions of the law, provided the total annual bonus received by such Office-Holder does not exceed the relevant cap set forth above.

Other issues:

1.	Timing of payment: The Office-Holders’ bonus for each calendar year during the employment term will be made no later than the date of payment of the first salary following the approval date of the annual financial statements of the Company, based on a fiscal year end of December 31st. With reference to a bonus that depends on the attainment of the annual target, the Board of Directors shall reserve its right to pay in advance such annual payment to the Office-Holder (other than a Director), so that payment of the contingent component will be made possible at any time following the attainment of said target (subject to the following provisions).

[4]	The bonus may be paid in USD, and in this case, the amount in NIS may change depending on the USD/NIS rate of exchange.
[5]	For example: If a specific target was defined for one of the deputies of the CEO and the weight of such target was defined for that year as 30% of the compensation formula for measurable targets and the cost of his/her monthly salary is the maximum allowed cost under the Compensation Policy, then the maximum compensation for meeting such target will be NIS 55,000 X 3 X 0.30.

2.	Partial bonus and qualifying period: An Office-Holder will be entitled to a bonus only in case he/she worked at least one year with the Company. If the services of the Office-Holder are terminated at the initiative of the Company prior to the end of the relevant year, and provided the Office-Holder has been employed by the Company at least two years on the bonus granting date, the bonus for the year in which the employment was terminated will be calculated pro-rata to the length of such service at that year. Otherwise, the Office-Holder will not be entitled to a partial bonus.

3.	Not part of the salary: Unless otherwise expressly provided in the Office-Holder’s personal employment agreement/contractual engagement, no payment made to the Office-Holder on account of the variable compensation under this Compensation Policy, if and to the extent such payment is made, shall constitute part of his/her salary, nor shall such payment be deemed part of the consideration component for such Office-Holder’s services and shall not be used under any circumstances as basis for the calculation or entitlement or accumulation of any fringe benefits whatsoever, including, without derogating from the generality of the foregoing, shall not be used as a component included in the vacation payment, severance pay and contributions to pension/provident fund, etc.

4.	Taxation: To the extent any tax is charged or any compulsory payment is demanded with respect to the variable compensation (national insurance, national health insurance, etc.) as a result and/or due to the bonus, the Office-Holder shall bear same under any law (to the extent such applies to the Office-Holder under the law).

3.	Payment advancement: The Board of Directors or the CEO may, in special circumstances, authorize a prepayment on account of the bonus payable to the CEO or to an Office-Holder subordinate to the CEO, respectively, provided such advance does not exceed 2 salaries. It is clarified, for the sake of caution, that in the event it transpires at the end of the relevant year, that the Office-Holder is not entitled to a bonus or is only entitled to a bonus which is lower than the advance payment, the Company shall demand the Office-Holder to return such advance (in accordance with the mechanism set forth in section 8 below, or similar thereto).

Special Bonus

Directors and Office-Holders of the Company may be entitled to bonuses in connection with unique opportunities and exceptional events of the Company, in respect of which it was found that such Directors and Office-Holders had a substantial contribution, as determined by the Compensation Committee and the Board of Directors of the Company (the “Exceptional Events” and the “Exceptional Event Bonus”, respectively). The amount(s) of the Exceptional Event Bonuses (if and when paid) shell be determined by the Compensation Committee and the Board of Directors in accordance with the parameters and restrictions set forth in this Policy, and subject to any applicable law. For the avoidance of doubt, the above mentioned shall not confer upon any such Director or Office-Holder any right to receive Exceptional Event Bonus, and such Director or Office-Holder shall be entitled only to those remuneration components that will be approved by the authorized organs of the Company in accordance with the principles of this Policy and subject to the provisions of any applicable law.

Special Bonus in case of an Transaction: Notwithstanding the above, a special bonus regarding an Transaction may be granted, under which, if following the completion of a Transaction (as defined below), the Company would have an average cumulative market value on Nasdaq (and/or any other national, territorial, provincial and federal exchange, as the higher of them, as may be relevant) (“Main Exchange”), over a consecutive period of at least three months from the closing date of such Transaction, of (at least) the higher between (i) two times its value on Nasdaq on the date of the Transaction and (ii) two times its value as determined under the Transaction agreement; and in any case not less than USD 30 million, then the Compensation Committee followed by the Board of Directors may decide to grant a special/one-time bonus for exceptional achievements and performance by any officer of the Company in the framework of executing a Transaction (as defined below) (the “Special Bonus”), subject to the following: (i) The amount of such bonus shall constitute up to (no more than) 2.5% of the value of consideration received in the Transaction (the “Special Bonus Amount”); (ii) Any such Special Bonus shall be paid with the same type of consideration (cash and/or cash equivalents) as used as consideration for the Company itself under that same Transaction (as defined below), and to the extent possible6; (iii) The distribution of the Special Bonus Amount among the Directors and Office-Holders of the Company (including to any other employees of the Company as the CEO of the Company shall deem appropriate) will be confined to the following ratio: (a) Up to 0.75% of the Special Bonus Amount will be distributed equally among the then acting Directors, and (b) Up to 1.75% of the Special Bonus Amount shall be distributed among the then rest of the then senior management (I.e., CEO and C-level executives) and including any other Company’s employees (if at all), at the CEO’s discretion and - with respect to said senior management – also subject to the approval of the Compensation Committee and the Board of Directors; (iv) If it is not possible or not desirous to make a payment of a Special Bonus Amount in kind, at Board’s discretion, this will constitute grounds for conversion or replacement of such Special Bonus in kind to cash, and vice versa, and provided however that the Company’s cash position allows for such conversion or replacement; (v) When considering such Special Bonus Amount, the Committee and the Board will take into consideration, among others, whether such Special Bonus Amount is, all things considered, reasonable and in the best interest of the Company, does not jeopardize the completion of the Transaction, and does not constitute unlawful distribution to any controlling shareholder (to the extent relevant); In addition, the Board shall have discretion to decide whether the Special Bonus Amount should be paid from the Transaction consideration or ‘on top’ of it; (vi) The forgoing shall not constitute a pre-facia right of any of the directors and/or officers to receive such special bonuses, unless such right is specifically determined and approved for each of them with the relevant organs of the Company and in accordance with the provisions of any applicable law.

[6]	For example, if a Transaction’s consideration includes USD 250M in cash and allocation of 250 million ordinary shares of the other entity, the Special/One-Time Bonus shall be composed of both up to USD 6.25M in cash together with up to 6.25 million ordinary shares of such other entity.

For the avoidance of doubt, such Special Bonus shall not be considered part of the salary or fees owed to such officer, and will not be bound by the parameters set under the Compensation Policy for salaries and bonus grants, and will be considered and calculated separate from, to the extent applicable, any annual bonus based on Company’s targets plan (including a discretionary annual bonus provided for under the Compensation Policy).

“Transaction” shall mean a definitive agreement pertaining a merger & acquisition transaction between the Company and a third party or a Change of Control Event, which would most probably have a positive and significant contribution effect on the Company’s operations or to its financial value;

A “Change in Control Event” shall mean: (i) consummation of a purchase by, or merger, acquisition, reorganization or consolidation with one or more entities in which:

(a) the Company is not the surviving entity, or (b) the voting securities of the Company outstanding immediately before the transaction constitute less than a majority of the voting power of the voting securities of the Company or the surviving entity outstanding immediately after the transaction, or which creates a ‘Controlling Shareholder’ (as such term is defined under section 268 to the Companies Law; or (ii) the sale or disposition of all or substantially all of the Company’s assets.

3.	Variable Compensation — Equity Component

An equity compensation serves as an appropriate mechanism for retaining Office-Holders and for granting them incentives while creating a proximity of interests between the Office-Holders and the shareholders and maintaining a proper balance between the short and the long-term considerations, including, among others, through the establishment of a full vesting period and granting options which on their award date are not ‘in-the-money’. Due to the long-term nature of equity incentive plans, such plans support the Company’s ability to retain its senior executives in their positions for a long time.

Subject to duly obtaining the approvals of the competent corporate organs, the Company may offer the Office-Holders to participate in the Company’s share option plan (and to approve other customary equity incentive mechanisms and instruments, as shall exist from time to time, such as cashless awards mechanism, phantom units, restricted stock units, restricted shares, etc., all with any necessary changes entailed by the nature of such instruments) (hereinafter, for convenience: “Options”).

The Company’s CEO, the Office-Holders subordinate to the CEO and the Directors may be entitled to Options, all subject to their individual engagement conditions and/or to the conditions approved by the competent organs of the Company and to the provisions of any law. It is noted, that the provisions of the Compensation Policy concerning the approval of discretionary bonuses (section 2 above) shall also apply, mutatis mutandis, to the award of variable equity compensation, all subject to the provisions of the Companies Law.

Other-than-cash Variable Equity Components Cap7

The annual value of variable equity components which are not paid in cash will be determined — on the date they are granted to the Office-Holder — and will not exceed 150% of the fixed salary component, as of the grant date, all in terms of the employer’s (annual) cost.

Such annual value cap will be calculated by a linear spread of the capital expenditure throughout the vesting period (namely, the fair value of the Options divided by the maximum vesting period).8

Among other things, the following hierarchy will be determined for the granting of equity variable components which are not paid in cash:

–	Chairman of the Board of Directors — will be entitled throughout the term of office for an aggregate holding of share options of no more than 5% of the Company’s issued and paid-up share capital (on a fully diluted basis) as of the award date, provided the annual cost for the Company of the equity-based payment (in accordance with GAAP) will not exceed NIS 1.62 million.

–	Director — will be entitled throughout the term of office for an aggregate holding of share options of no more than 0.5% of the Company’s issued and paid-up share capital (on a fully diluted basis) as of the award date, provided the annual cost for the Company of the equity-based payment (in accordance with GAAP) will not exceed NIS 100 thousand; and alternatively, and so long as the Company is a Foreign Company or a Dual Company (as such terms are defined in the Companies (Relief for Companies which are Listed on a Foreign Stock Exchange), Regulations, 5760-2000) - shall not exceed NIS 300 thousand.

[7]	The maximum value of cash variable equity components shall be deemed to be a bonus and will be determined in accordance with the bonus caps, on the date of payment thereof — as provided in section 2 above.

[8]	It is clarified in this matter that despite the above manner of calculation, the examination of the materiality of the award (if such examination is necessary) will be made in accordance with the generally accepted accounting principles applicable to the Company.

–	CEO — will be entitled throughout the term of office for an aggregate holding of share options of no more than 2.5% of the Company’s issued and paid-up share capital (on a fully diluted basis) as of the award date, provided the annual cost for the Company of the equity-based payment (in accordance with GAAP) will not exceed NIS 1.26 million.

–	C-Level Executive — will be entitled throughout the term of office for an aggregate holding of share options of no more than 1% of the Company’s issued and paid-up share capital (on a fully diluted basis) as of the award date, provided the annual cost for the Company of the equity-based payment (in accordance with GAAP) will not exceed NIS 810 thousand.

Minimum Holding or Vesting Period of Options9

Generally, the Options’ minimum holding or vesting period for the Company’s Office-Holders will be at least 3 years, so that the vesting of the Options is made at least once each quarter in equal portions (for incumbent (existing) Office-Holders). With regard to a new candidate for the office of an Office-Holder, the first vesting period will commence at the expiry of 12 months (4 quarters) (namely, a first portion (comprised of 4 separate portions) will vest after 12 months (‘cliff’) and the remaining portions will vest in equal portions on each subsequent quarter).

Duration of Options

The duration of the Options shall not exceed 6 years following the date of granting thereof (including the vesting period).

The Compensation Committee and the Board of Directors will issue directives (including after taking into consideration the provisions of the Company’s Options plan as in effect on the Options’ allocation date) concerning the expiration date of all or part of such Options, in the event an Office-Holder is no longer an employee of the group and/or stops providing services to the group.

Option Unit Exercise Price

The exercise price of each Option unit of the new plans, if awarded to the Office-Holder, will not be lower than the market value of the Company’s share on the Tel-Aviv Stock Exchange Ltd. (“the TASE”) or the Nasdaq (“the Nasdaq”) (whichever is higher, if and to the extent relevant) at the end of the last trading day prior to the day of grant by the Board. At its discretion, the Board may decide a higher Exercise Price, for instance, such price that will reflect the average share price during the 30 trading days preceding the date of allocation, plus 10%, or the price of the Company’s share in TASE on the date of adoption of the Board of Directors’ resolution, whichever is higher.

The Company’s Board of Directors may determine other customary award and/or exercise mechanisms (such as granting cashless Options awards, etc.), and in accordance with the provisions of the then existing Options plan and the provisions of the law and to also determine that vesting of the Options would be subject to the occurrence of certain events and/or milestones in connection with the Company’s long-term development, and provide acceleration and/or expiration provisions, in certain events, all as shall be determined specifically for each option holder.

In the event of termination of the Office-Holder’s employee - employer relationships, or a new engagement between the Office-Holder and the Company during the 12 months’ period following a change of control event in the Company, the vesting date of all (unvested) Options may be accelerated (if so provided) and such Options may be immediately exercisable.

The scope of accumulated dilution under the Office-Holders’ equity compensation plans (on a fully diluted basis) shall not at any time exceed 20% during the term of 3 years, commencing on the date of approval of this Compensation Policy (taking into account the Company’s issued share capital on the allocation date). Such accumulated dilution will be examined from time to time and in any event and at any time when Options are allocated to the Company’s Office-Holders.

4.	Ratio between the Variable Components and Fixed Components of the Compensation Package

The Office-Holders’ total variable compensation component (including equity compensation components or one-off variable compensation components) will not exceed 75% of the Office-Holder’s total compensation package.

[9]	Notwithstanding anything to the contrary in the Company’s 2015 ESOP plan and/or any other future equity-based compensation plans.

5.	Immaterial Modifications of Office-Holders’ Office and Employment Conditions

Pursuant to the provisions of the law, immaterial modifications made to the Company’s Office-Holders’ office and employment conditions require a prior approval of the Compensation Committee only, to the extent such committee determines that indeed these modifications do not materially change any of the employment conditions, provided such modifications are consistent with and not contrary to the provisions of the Compensation Policy.

For this purpose, it was determined, that the total scope of the immaterial modifications made to the conditions of office and employment of the Company’s Office-Holders, to be approved by the Compensation Committee in each reporting year, would not exceed 5% (in real terms) of the total office and employment conditions of an Office-Holder of the Company, approved by its competent organs with respect to that reporting year.

It is clarified, that any modification which is likely to materially change the structure of the Office-Holder’s incentives would be regarded as material, even if the scope of the overall compensation package of such Office-Holder was not changed.

The Compensation Committee will examine the materiality of the modification concerned in comparison with the Office-Holder’s original employment conditions (namely, the materiality will be examined on the basis of an accumulative change rather than an incidental one).

6.	Immaterial Modification in the Conditions of Office and Employment of an Office-Holder Subordinate to the CEO

An immaterial modification of the office and employment conditions of an Office-Holder subordinate to the CEO will not require the approval of the Compensation Committee and the Board of Directors, if approved as such by the CEO, provided the Office-Holder’s new office and employment conditions are consistent with the provisions of this Compensation Policy.

A modification would be considered as immaterial and require no approval of the Compensation Committee (and/or the Board of Directors, as the case may be) in case it does not exceed 3 salaries or 25% of the actual variable compensation (cash or equity) determined for such Office-Holder.

In addition, any modification of the fixed compensation component (fixed salary) of the Office-Holder, which is in the range of an annual increase of no more than 25%, in comparison with the previous year (annualized) — would not be regarded as a material modification.

7.	Prior Notice/Retirement Conditions

In principle, the Company’s Office-Holders are entitled to receive a prior notice, at law only. Any entitlement to longer prior notice periods will be determined in exceptional situations, including, without limitation, in accordance with the officeholder’s position, seniority in work, the office and employment conditions at that period, the Company’s performance and his/her contribution to the Company and attainment of its aims, and in any event, such period shall not exceed the maximum of 6 months, all in accordance with the provisions of the employment agreement and/or contractual engagement entered between the Office-Holder and the Company.

In general, severance payments for the Office-Holder’s termination of office and/or employment will be made in accordance with the law.

In general, Office-Holders are not entitled to any retirement/Adjustment grants in connection with the termination of their office in the Company.

8.	Return of Variable Compensation in Case of Error (Claw-back)

The Office-Holders’ office and employment and/or services agreements will include a condition, according to which, in case it would transpire in the future that any amount or part thereof which was paid to the Office-Holder pursuant to his/her office and employment conditions with the Company was based on data which later on were found to be erroneous and then restated in the Company’s financial statements, within a period of 3 years following payment of the relevant amount, then, the Office-Holder shall pay back to the Company, or the Company to the Office-Holder, as the case may be, any difference between the amount received by the Office-Holder and the amount which was due to him/her as a result of such correction (after taking account of any differences, if any, in any tax payments and liabilities that apply to and/or paid by, the Office-Holder).

The Office-Holder will not be obligated to pay back any amounts and the Company will not pay the Office-Holder any amounts, as stated in this section above, in case the amount due to the Office-Holder following the restatement of the financial statements was lower or higher (as the case may be) by up to 10% of the amount actually paid to the Office-Holder for that year.

Moreover, it is clarified that such pay back will not apply in case the financial statements are restated as a result of the cumulative effect of changes in the accounting policies, following an amendment of the accounting standards and/or reporting rules after publication of the relevant financial statements.

Any pay back by the Company of such amounts, if applicable, will be made on the date of payment of the first salary following the publication of the restated financial statements, whereas pay back by the Office-Holder will be made by means of set-off from his/her annual bonus in the successive year (if applicable), and the balance, if any, will be paid as part of the monthly salary, in 12 instalments.

9.	Directors’ Compensation

The Company’s outside Directors (“Outside Directors”; including the non-affiliated (independent) Directors: “Disinterested Directors”, as such terms are defined in Israeli law, if applicable) are entitled to an annual fee and attendance (participation) compensation and to reimbursement of expenses within the parameters of the Second Schedule of the Israeli Companies (Rules Regarding Compensation and Expenses for Outside Directors) Regulations, 5760-2000 (“Outside Directors’ Compensation Regulations”), in accordance with the Company’s level (classification) and after taking into consideration the definitions of an expert (if applicable), all as shall be agreed with them in advance prior to their appointment.

Notwithstanding the aforementioned, if the Company’s shares are only listed on a stock exchange located outside of Israel and/or in addition to the stock exchange in Israel, then the aforesaid shall also apply, mutatis mutandis, to Independent Directors, as such are defined under the laws of the foreign stock exchange (“Independent Director”), in accordance with the Israeli Companies (Reliefs for Public Companies which Shares are Listed on a Foreign Exchange Outside of Israel) Regulations, 5760-2000 (the “Dual Companies Reliefs Regulations”), and the compensation prescribed thereunder.

Directors (other than Outside Directors and/or Disinterested Directors and/or Independent Directors) of the Company, including the chairman of the Board of Directors may become entitled to an annual fee and attendance compensation in an amount not exceeding the lowest compensation paid to Outside Directors of the Company (subject to the provisions of the Dual Companies Reliefs Regulations).

In addition, the Company may grant the Directors (including the Outside, Independent and Disinterested Directors) a variable equity compensation, in accordance with the Outside Directors’ Compensation Regulations and the Dual Companies Relief Regulations, and such compensation will be subject to the relevant provisions of the Compensation Policy applicable to variable equity compensation, including the provisions of section 3 above.

The Company may enter into an agreement with a Director for the providing of additional services, such as professional consulting, subject to the provisions of the law. Directors who are employed by the Company and receive a salary from the Company are not entitled to any Directors’ compensation in addition to such salary.

Chairman of the Board of Directors’ Compensation

In general, the chairman of the Board of Directors, who is not an Executive Chairman, is entitled to an annual fee and attendance compensation just as any other Director in the Company (other than Outside Directors and/or Disinterested Directors and/or Independent Directors) in an amount not exceeding the lowest compensation paid to Outside Directors of the Company.

An Executive Chairman of the Board of Directors may receive compensation in accordance with the criteria applicable to the compensation of the Company’s Office-Holders who are not Directors. The Executive Chairman’s activities will be examined in light of his/her contribution to the Company and its ongoing operations.

In addition, the Company may grant an Executive Chairman of the Board of Directors a variable equity compensation, subject to the relevant provisions of the Compensation Policy applicable to variable equity compensation, including the provisions of section 3 above.

10.	Exculpation, Indemnification and Insurance

a.	In general, Office-Holders of the Company (including the Directors, the chairman of the Board of Directors and Directors of the controlling group, as applicable) are entitled, in addition to the fixed and/or variable compensation, as provided in this Compensation Policy, subject to the approval of the competent organs of the Company, to such Office-Holders’ liability insurance, indemnification and/or exculpation arrangements for their liability as Office-Holders, as customary in the Company, all subject to the provisions of any law and the Company’s Articles.

b.	With reference to the Office-Holders’ liability insurance, the Company may enter into an agreement to insure the liability of the Company’s Directors and Office-Holders, including Office-Holders and Directors who are (or may be regarded as) holders of control in the Company and their relatives (if relevant) in exchange for the customary annual premium.

c.	Setting the framework for Directors’ and Office-Holders’ Liability Insurance

The Company may enter into a contract with an insurance company for insuring the liability of Directors and Office-Holders, according to predetermined conditions (pursuant to the relief concerning approval of Office-Holders’ liability insurance, as provided in Regulation 1B1 of the Israeli Companies Regulations (Reliefs in Transactions with Interested Parties) 5760-2000), in such manner allowing the Company, from time to time, and for up to 3 annual insurance periods in the aggregate, and with the approval of the Audit/Compensation Committee and the Board of Directors, and without the need to obtain the approval of the Company’s general meeting, extend and/or renew the insurance policy or enter into a new policy, with the same insurer or another insurer, in Israel and/or abroad, for insuring the liability of the Directors and Office-Holders with respect to all the Directors and Office-Holders of the Company and its subsidiaries, both present and future and of Office-Holders on behalf of the Company and/or its subsidiaries (if any), during their service as Office-Holders of affiliated companies (if any), including an Office-Holder who is or may be considered as the holder of control, or his/her relative, provided the terms of such engagement are inferior or similar to the conditions of the insurance contracts concerning the other Office-Holders of the Company and that such engagement is under market conditions and may not materially adversely affect the Company’s results of operations, its assets or liabilities, in accordance with the following conditions:

(a)	The insurer’s limits of liability will be up to USD 40 million for an event and for an annual insurance period (plus USD 10 million for Side A insurance (designated for Directors and Office-Holders only), together with reasonable litigation expenses (at the rate of up to 20%) above the limit of liability, for litigation expenses due to claims in Israel, above such limit of liability;

(b)	RESERVED;

(c)	RESERVED;

(d)	An option to extend the insurance period for up to 18 months (on a pro-rata basis);

(e)	Such engagement may also cover the Company’s activities with respect to the listing of the Company’s ADR’s and will include an appendix concerning liability arising from the listing of securities on a foreign stock exchange.

(f)	Such policy may include a Run-Off clause in a customary form concerning retiring Directors and Office-Holders and/or whose office in the Company is terminated, for a period of up to 84 months.

The limit of liability for each insurance year will be approved for each renewal by the Audit/Compensation Committee, provided the Audit/Compensation Committee determines that the amount is reasonable in view of the Company’s exposure, the scope of coverage and market conditions.

11.	The Ratio between the Office-Holder’s employment Conditions and the Employment Conditions of the Other Employees of the Company

Upon the determining of the Compensation Policy, the Company takes into consideration, among other things, the ratio between the cost of the Office-Holder’s office and employment conditions and the Wages Cost of the other employees of the Company and contract workers working for the Company and data is presented in this matter, inter alia, about (1) the compensation of Office-Holders working in a similar level with the Company (if relevant); (2) the salary of the former Office-Holder who served in the same position (if relevant); (3) the average salary and the median wages of the Company’s employees and contract workers working for the Company (if relevant); and the ratio between each of the above and the Office-Holder’s proposed compensation awaiting approval is also examined;

The Company’s Board of Directors has examined the above data upon the determining of the Compensation Policy and resolved, after considering the small number of employees who are not Office-Holders of the Company (and no contract workers at all), that the effect of the gap between the office and employment conditions of the Office-Holders and the earing conditions of the other employees in the Company on the labor relations in the Company — is not significant.

12.	That stated in this Compensation Policy is not intended to derogate from any relief given and/or to be given from time to time with respect to the approval procedures of compensation of Office-Holders in public companies, under any regulations enacted and/or amended from time to time by virtue of the Companies Law, including the Companies (Reliefs in Transactions with Interested Parties) Regulations, 5760-2000 and such regulations will be deemed as implicitly incorporated into this Compensation Policy.